March __, 2023

Alexandra Barone/ Jan Woo

Megan Akst/ Christine Dietz

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angkasa-X Holdings Corp.
Registration Statement on Form F-1
Filed November 15, 2022
File No. 333-268366

Dear Ms. Woo, Barone, Akst and Dietz,

On behalf of our client, Angkasa-X Holdings Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 13, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * *

Registration Statement on Form F-1 filed November 15, 2022

Cover Page

1.	We note that you disclose on page 96 that you are opting out of the extended transition period for complying with new or revised accounting standards. Please revise the cover page to check the box indicating that you have elected not to use the extended transition period.

Response:

We have revised the Company’s disclosure under risk factor titled “We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 45 and “Emerging Growth Company Status” on page 97 to clarify that the Company is not opting out of the extended transition period. Accordingly, the relevant box on the cover page remains unchecked.

2.	You disclose that there is no public market for your common stock but that selling shareholders may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response:

Responsive to the Staff’s comments, we have amended the prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price of $2.00 until their shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

3.	Please disclose prominently on the cover page and in the prospectus summary that See Unicorn Ventures Limited controls the company through its ownership of 65% of the company’s shares and will continue to exercise significant control over the company after this offering. Also disclose that the company’s CEO owns 80% of See Unicorn Ventures Limited.

Response:

Responsive to the Staff’s comments, we have added the suggested disclosure to the cover page and in the prospectus summary.

Prospectus Summary, page 10

4.	Please provide balanced disclosure in your prospectus summary. Disclose prominently that you have not yet commenced production level satellite manufacturing and satellite launch activities, that your auditors have expressed substantial doubt concerning your ability to continue as a going concern, and that you have incurred minimal revenue and net losses.

Response:

Responsive to the Staff’s comments, we have added the following disclosure on page 12of the Revised Registration Statement:

“We have incurred significant losses since our inception. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results. Our auditors have also raised substantial doubt about the Company’s ability to continue as a going concern, the details of which can be found in the Financial Statements of this Registration Statement.”

5.	In your corporate structure diagram here and on page 78, identify the entity in which investors will hold shares and the entity in which the company’s operates its business.

Response:

Responsive to the Staff’s comments, we have included a new corporate structure diagram and notes to the diagram in the Prospectus Summary and on page 79 of the Revised Registration Statement.

Risk Factors

We are heavily dependent on our customers..., page 33

6.	Please disclose that two customers accounted for 14.7% and 85.3% in 2021 and two customers accounted for 7.70% and 92.3% of the total revenue for the six months ended June 30, 2022. Discuss the material terms of any agreements, including the identity of each customer. Also file the agreements as exhibits.

Response:

Responsive to the Staff’s comments, we have discussed the material terms of the relevant agreements, including the identity of each customer on page 33 of the Revised Registration Statement. The agreements have also been filed as exhibits 10.5, 10.8, and 10.13.

Capitalization, page 56

7.	Please revise to present the Capitalization and Dilution information as of June 30, 2022.

Response:

We have revised and presented the Capitalization and Dilution information as of June 30, 2022.

Dilution, page 57

8.	Revise to disclose the net tangible book value per share before the offering. Refer to Item 506(a) of Regulation S-K.

Response:

We have disclosed the net tangible book value per share before the Offering on page 56 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

9.	We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.

Response:

We have removed references to the safe harbor in our forward-looking statements.

Liquidity and Capital Resource, page 61

10.	Please revise to clearly disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response:

Responsive to the Staff’s comments, we have disclosed that the Company believes that available cash and shareholders’ and directors’ advances should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and that the Company plans to secure external financing from banks and external investments in the form of issuance of promissory notes.

Business, page 77

11.	Throughout the filing you note that you may need to obtain various licenses and that you have filed for certain approvals, such as on page 12 where you noted that you have filed for approval for your first satellite spectrum for inclinations and altitudes between 400 and 600 km to meet your transmission requirements.” You also disclose on page 43 that you may need to maintain or obtain regulatory approvals. Please revise throughout the filing to clearly disclose the approvals and permissions required to operate and disclose your expected timeline for obtaining such approvals as well as any factors impacting this timeline or your ability to ultimately obtain these approvals.

Response:

Responsive to the Staff’s comments, we have included the following table under “Permissions and Approvals” on page 98 of the Revised Registration Statement:

Approvals or Permissions Required	For	Expected Timeline to Obtain Such Approvals or Permissions	Factors That Might Impact the Timeline to Obtain These Approvals
International Telecommunication Union (“ITU”)	Allow for Orbital slot of satellites and spectrum licensing for the use of different frequencies band to avoid interference to or from other satellites.	May 2023	Potential objections by ITU member countries to the Company’s use of a specific Orbital Slot or Spectrum Access might affect the timeline for the Company to obtain such approvals.

Orbital Slot & Spectrum Access			The Company might be required to select a different Orbital Slot or Spectrum Access to obtain such approvals.

Network Facilities Providers (“NFP”)

Allows the holder to provision network facilities, namely infrastructure such as, cables, towers, satellite Ground Stations, broadband fibre optic cables, telecommunications lines and exchanges, radiocommunications transmission equipment, mobile communications base stations and broadcasting transmission towers and equipment.

		Obtained in 2022.	When the time comes for a renewal of this license, non-maintenance of network equipment leading to less than satisfactory performance can lead to the MCMC’s reluctance in renewing this license.

Network Service Providers (“NSP”)

Allows the holder to provide basic connectivity and bandwidth to support a variety of applications including network services to enable connectivity or transport between different networks. A network service provider usually owns or deploys the said network facilities.

		Obtained in 2022.	When the time comes for a renewal of this license, non-maintenance of network equipment leading to less than satisfactory performance can lead to the MCMC’s reluctance in renewing this license.

Import & Export Permission	All communication and multimedia products are required to obtain certification and labelled with Certification Mark, mandatory under the Communications and Multimedia Acts (CMA) 1998, and the Communications and Multimedia Regulations 2000.	Obtained SIRIM approval for importing communication equipment in 2022	Permission must be applied for new equipment brought in. The approval to the application is subject to equipment specifications meeting the minimum standards required by the authorities.

Directors, Management and Corporate Governance, page 99

12.	You disclose that Dr. Seah Kok Wah and Dr. Lim Kin Wan are directors and shareholders of See Unicorn Ventures Limited, owning 80% and 20% of voting power of See Unicorn Ventures Limited respectively. Please include this information in each of the officer’s biography. In light of each officer’s other positions, disclose how much time each of Dr. Seah Kok Wah and Dr. Lim Kin Wan devotes to the company. Include a risk factor that discusses any potential conflicts of interest arising from the business activities of your officers and directors.

Response:

Responsive to the Staff’s comments, we have amended Dr. Seah’s and Dr. Lim’s biographies to disclose their respective voting powers in See Unicorn Ventures Limited and the mount of time each of them devotes to the Company. Additionally, we have included a risk factor titled, “ Our officers and directors have other business interests, which may limit the amount of time they can devote to our Company and potentially create conflicts of interest” on page 34 of the Revised Registration Statement.

Exhibits

13.	Please file all material agreements with your VIE as exhibits, including but not limited to, Exclusive Business Cooperation Agreement, Loan Agreement, Share Pledge Agreement, Exclusive Option Agreement, and Power of Attorney.

Response:

We have filed all material agreements with the Company’s VIE as exhibits 10.14 – 10.22.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:

We shall supplementally provide you with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

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